Exhibit 21.1

List of Subsidiaries of

BioStem Technologies, Inc.

Entity Name	Place of Organization

Blue Tech Industries, Inc. (d/b/a BioStem Life Sciences, Inc.)*	Delaware

Nesvik Pharmaceuticals, Inc.*	Delaware

Auxocell Operations, Inc.*	Nevada

* 100% owned subsidiary of BioStem Technologies, Inc.